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                             May 9, 2022

       Kevin Krieger
       Secretary
       FTAI Infrastructure LLC
       c/o Fortress Investment Group LLC
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Infrastructure
LLC
                                                            Registration
Statement on Form 10
                                                            Filed April 29,
2022
                                                            File No. 001-41370

       Dear Mr. Krieger:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed April 29, 2022

       Background of the Spin-Off, page 49

   1. Please refer to comment 6 from our letter dated January 18, 2022 and your response dated
                                                        February 4, 2022.
Please include a cross-reference here to the material terms of the spin-
                                                        off you describe
beginning on page 19. In addition, please revise this section to clarify how, prior to
their presentation to the special committee, the material terms of the spin-off were
determined by FTAI, including, but not limited to: the ancillary agreements, the merger,
internal reorganization and the New Financing. Please also revise to further explain how
it was decided to explore the separation of the
                                                        infrastructure business
into a newly-created and separately-traded public company.
 Kevin Krieger
FirstName  LastNameKevin
FTAI Infrastructure LLC Krieger
Comapany
May  9, 2022NameFTAI Infrastructure LLC
May 9,
Page 2 2022 Page 2
FirstName LastName
Our Spin-Off From FTAI, page 49

2. Please refer to comment 7 from our letter dated January 18, 2022 and to your response letter dated February 4, 2022. Please revise to disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.
Unaudited Pro Forma Combined Consolidated Financial Information, page 58

3. Please tell us your consideration of the guidance in SAB Topic 3:C related to recording increases in the carrying amount of your preferred stock and your treatment of those increases in your calculations of loss per share.
4. In reference to Note 2, adjustment (d) on pages 65 and 66, please clarify how you accounted for the warrants and expected grant of options to FIG LLC in the pro forma financial information. Also, please tell us why you cannot estimate the per share price of your common equity at the time of separation, and your consideration of the guidance in
         Rule 11-02(a)(10) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at
(202) 551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Blair T. Thetford